SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ x ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

[       ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to ______________________

Commission File Number 000-25165

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      The Bank of Greene County Employees’ Savings and Profit Sharing Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greene County Bancorp, Inc.
425 Main Street
Catskill, New York 12414-1317

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS AND PROFIT
                   SHARING PLAN AND TRUST

Date: June 21, 2004                          By:       /s/ J. Bruce Whittaker
                   Name:  J. Bruce Whittaker
Title:   President and Chief Executive Officer

SUMMARY ANNUAL REPORT

FOR THE BANK OF GREENE COUNTY EMPLOYEES’ SAVINGS AND PROFIT SHARING

This is a summary of the annual report for The Bank of Greene County Employees’ Savings and Profit Sharing, EIN 14-0553610, Plan No. 002, for the period January 1, 2003 through December 31, 2003. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $105,985. These expenses included $95,312 in benefits paid to participants and beneficiaries and $10,673 in other expenses. A total of 79 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,166,731 as of December 31, 2003, compared to $1,492,281 as of January 1, 2003. During the plan year the plan experienced an increase in its net assets of $674,450. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $780,435 including employer contributions of $56,923, employee contributions of $151,581, and earnings from investments of $498,409.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.  financial information; and
2.  information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call The Bank of Greene County, 302 Main & Church Streets, Catskill, NY 12414, (518) 943-3700.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (The Bank of Greene County, 302 Main & Church Streets, Catskill, NY 12414) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.